1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 17, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,319

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,319 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares FactorSelect MSCI International ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on March 19, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please provide the time period over which the “momentum” investment style factor is measured.

Response: The “momentum” style factor is calculated through a global equity model over a two-year period, which aims to measure a security’s sustained relative performance as compared to the global market. The model also measures the security’s performance over the previous six and 12 months (with a one month lag) against securities based in the same country. A revised description of the “momentum” style factor, including the time period measured, has been added to the principal investment strategies section of the prospectus.

Comment 2: Please provide a description of the market capitalization of the Fund’s investments the in the principal investment strategy section.

Response: The requested change has been made.

Comment 3: If the Underlying Index is currently industry concentrated, please provide industry disclosure.

Response: As described in the prospectus, is that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. The Underlying Index, as of February 27, 2015, had a 28.76% exposure to the financials, which the Fund classifies as an industry. As a result, the Trust has included disclosure regarding “Financials Sector Risk” as a principal risk of the Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Josh Banerje, Esq.

Katherine Drury

Michael Gung

Seong Kim